SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

1 February 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 01 February 2007

* Print the name and title of the signing officer under his signature.

Corporate Communications
100 Queen Street
Melbourne Vic 3000
www.anz.com

For Release: 1 February 2007

ANZ curtails transactions with countries subject
to US economic sanctions

Following a review of its compliance with United States economic sanctions and discussions with US regulators, ANZ today announced it had curtailed financial transactions with US sanctioned countries and taken further action to ensure compliance with US sanction regulations.

The review found no breach of Australian Government or United Nations economic sanctions, and no breach of Australian law.

The review began in early 2006 after an ANZ trade finance transaction was blocked.  ANZ immediately initiated an investigation and also engaged Deloittes to conduct a review of transactions and US sanction compliance practices.

The review covered more than 330,000 trade finance transactions for Australian and international clients between 2001 and 2006.  Of those transactions, a small number - 42 in total - involved parties from US sanctioned countries and remain under review.

US sanctions are based on the US Government’s foreign policy and national security goals, and   involve complex rules that vary broadly in scope depending on the sanctions program.  ANZ has however made full voluntary disclosures to US financial regulators regarding the transactions and remains in discussion with US regulators regarding the matter.  ANZ has also briefed Australian and New Zealand regulators on its disclosures to US regulators.

ANZ Managing Director Debt and Transaction Services Mr Chris Cooper said: “While US sanction regulations are complex, compliance with all applicable regulation is central to the way we run ANZ.  We are taking this matter seriously and have curtailed transactions with US sanctioned countries, and put in place remedial sanction compliance measures to put this matter right.”

Some of the key actions taken by ANZ over the past 12 months include:

•                  Curtailing financial transactions with US sanctioned countries.

•                  Strengthening management and compliance oversight including new approval procedures, additional sanction compliance resources and further sanction compliance awareness training.

•                  Technology investments to upgrade ANZ’s automated sanction filters and stricter controls on manual overrides of transactions flagged by automated screening.

ANZ disclosure follows the recent completion of its review and the voluntary disclosure to US regulators.  ANZ does not expect any material financial impact associated with the matter.

For media enquiries contact:

Paul Edwards
Head of Corporate Communications
Tel: 03-92736955 or 0409-655 550
Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522